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                             January 15, 2021

       Christopher Ianelli
       Chief Executive Officer
       iSpecimen Inc.
       450 Bedford Street
       Lexington, MA 02420

                                                        Re: iSpecimen Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-250198

       Dear Mr. Ianelli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1, filed December 31, 2020

       Prospectus Summary
       COVID-19 Impact, page 8

   1. We note your response to comment 3, and your amended disclosure on page 8. With a view to understanding
your business and supply chain, please amend your disclosure to briefly define
"fully-disabled" and "partially-disabled," and the impact of each on your business.
 Christopher Ianelli
FirstName
iSpecimen LastNameChristopher Ianelli
           Inc.
Comapany
January 15,NameiSpecimen
            2021         Inc.
January
Page 2 15, 2021 Page 2
FirstName LastName
Risk Factors
Risks related to our Business
"Challenges or unanticipated costs in establishing . . .", page 20

2. We note your response to comment 8, and your amended disclosure on page 20 that "[w]e have entered into agreements with two non-exclusive distributors in the country of Japan and will continue to look for distributor partnership opportunities covering other rest-of-
         world markets." It appears from your disclosure on page 81 that these agreements are the
         Non-Exclusive Marketing, Sales & Distribution Agreements with BizCom Japan, Inc. and
         Cosmo Bio Co., Ltd. Please amend your disclosure to include the minimum annual purchase order amount obligation under the terms of the agreement with BizCom Japan,
         Inc. Please also file these agreements as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
Business
Our Customers, page 75

3. We note your response to comment 17, and your amended disclosure that "[w]e continue to have and maintain site participation agreements with several provider partners which enable us to offer through our iSpecimen Marketplace, various types of annotated hematologic products that are used in the research and development of regenerative medicine therapies." In an appropriate place in your filing, please describe the terms of these site participation agreements, and file the relevant agreements as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See
         Item 601(b)(10) of Regulation S-K.
Our Sales Pipeline, page 79

4. We note your revised disclosure in response to our prior comment number 20. Please revise to disclose how you define "open backlog."
Executive Compensation, page 95

5. Please update your disclosure in this section to include information for your latest completed fiscal year. See Item 402 of Regulation S-K.
Notes to Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition and Accounts Receivable, page F-35, page F-35

6. We note your response to our prior comment number 27. We also note your statement that "[t]he hold was specifically related to circumstances whereby the supplier was not able to process the specimens due to COVID-19 shutdowns." Please further clarify what you mean by "the supplier was not able to process the specimens." You also state "the customer requested that the Company hold portions of its orders for a period of up to six
 Christopher Ianelli
iSpecimen Inc.
January 15, 2021
Page 3
       months." Please clarify whether you or the supplier was holding the specimens during the period of the related bill-and-hold.
7. We note your response to our prior comment number 29. It appears that the terms
       "collected and collection" are used in different contexts throughout the response and filing. Specifically, as it relates to the timing of revenue recognition, please tell us and revise to disclose how you define "upon collection." We further note your discussion of how you determined that the specimen has no alternative use and accordingly revenue should be recognized over time. However, it is still not clear to us how you determined that control has transferred to the customer upon collection verses upon shipment by you or receipt by the customer. Please tell us how you considered the guidance in ASC 606-1-
       25-25. Please be detailed and specific in your response.
       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Ianelli
                                                             Division of
Corporation Finance
Comapany NameiSpecimen Inc.
                                                             Office of Trade &
Services
January 15, 2021 Page 3
cc:       Tamar Donikyan
FirstName LastName